Exhibit 99.30

Due to high demand: Valour and Autostock to launch a new automated strategy - Coinbot Zero STEP

●	Valour announces extended partnership with Autostock with a new strategy, Coinbot Zero STEP

●	The new strategy aims to give the investors a better average acquisition value and can be used on multiple Valour products

Toronto, Ontario, May 30, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announced today an extension of existing partnership with Autostock, a Swedish trading platform to launch a new automated trading strategy.

Autostock AB is a Swedish analysis/trading platform exclusively connected to Nordnet Bank, offering advanced technical analysis methods, automated trading facilities and algorithmic strategies. The new strategy, known as Coinbot Zero STEP, will scale in and out in the positions, aiming to give the investor a better average acquisition value.

“After the great success of our current strategies, we are delighted to announce the further extension of our collaboration with Autostock”, said Johanna Belitz, Valour Head of Sales France and Nordics. “Coinbot Zero STEP stands out by offering automated trading capabilities not only with Bitcoin and Ethereum, but also with other crypto assets in Valour’s product suite. This empowers investors to automate their exposure to a wide range of underlying assets, including Solana or Cardano, with remarkable efficiency.”

“The performance of automated strategies on digital assets is notably impressive” said Rikard Nilsson, CEO of Autostock. “With Coinbot Zero STEP, we are opting for risk diversification through the utilisation of multiple cryptocurrencies which is both beneficial for the investor and increases user activity. Moreover, the STEP strategy capitalises on periods of weaker momentum by employing a sell condition rooted in price action. Automating trading decisions based on empirically derived algorithms effectively mitigates the influence of psychological factors that may otherwise affect trading choices.”

The strategy will be presented on Youtube on the 2nd of June at 12:00 CET.

https://www.youtube.com/watch?v=jLo5y9WlC5Y

Valour’s and Autostock’s strategies are available to clients of Autostock. For more information on how to become a client with Autostock, visit www.autostock.se

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About Autostock

Autostock AB is a Swedish analysis/trading platform exclusively connected to Nordnet Bank, offering advanced technical analysis methods, automated trading facilities and algorithmic strategies. The users can decide at what level they want to benefit from the Autotrader software assistance possibilities, and set up the software individually to suit their preferences. Autostock also offers support for traders to develop their own tools, help exploring their trading ideas, troubleshoot script based algorithms and much more. The community of users can be followed on the Autostock website and Facebook. For more information, please visit www.autostock.se.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access. www.valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations
ir@valour.com

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